Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 8, 2011, except for Note 4, as to which the date is June 7, 2011, in Amendment No. 2 to the Registration Statement (Form S-4) and related Prospectus of Florida East Coast Railway Corp. for the registration of $475 million aggregate principal 8 1/8% Senior Secured Notes.

/s/ Ernst & Young LLP

Jacksonville, FL

July 29, 2011